Exhibit 99.1

Fiverr Announces Third Quarter 2024 Results

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Delivered both revenue and Adjusted EBITDA above guidance range: We continue to execute with focus and efficiency, delivering exceptional results amid a challenging macro environment. Our strategy to lean into value-added services to drive take rate expansion continues to pay off, and we continue to invest in going upmarket to unlock long-term growth opportunities.

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Growing a high-quality buyer base: We continue to grow wallet share among our customers, with spend per buyer up 9% y/y in Q3’24. The recently rolled out Business Rewards Program on Fiverr Pro is showing promising signs to drive spending growth among larger customers, leading to more buyers spending over $10K on Fiverr annually.

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Creating end-to-end experience to enable complex projects: We launched Dynamic Matching, an AI-powered tool to provide a seamless matching experience for buyers with complex job requirements. Together with Professions Catalog and Hourly-Based Contracts, we are enabling an end-to-end experience for businesses to search, find, and engage with talent for complex projects and longer duration.

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Raising full-year guidance: The strong performance in Q3 gave us confidence to raise our full-year guidance range for both revenue and Adjusted EBITDA. This also translates into strong cash flow generation and puts us well on track to deliver the three-year targets on Adjusted EBITDA and free cash flow that we laid out last quarter.

NEW YORK, October 30, 2024 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the third quarter 2024. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“Our strong Q3 results underscored the consistency of our execution and the resilience of our business. We have a clear strategy for driving growth catalysts amid the uncertain macro environment. The investments we made in strengthening our value-added product portfolio have clearly paid off, as we continue to diversify our business model and expand into a platform where businesses can lean into both technology and human experts,” said Micha Kaufman, founder and CEO of Fiverr. “In addition, we are laying critical product foundations for us to appeal to larger customers and projects, which we expect to unlock significant long-term growth opportunities down the road. The integration of GenAI technology allows us to develop groundbreaking products that were not possible before. I’m really proud of our team who work around the clock to build these amazing experiences for our customers.”

"I’m pleased to report an exceptional quarter with both top and bottom lines exceeding expectations. The strong results and our continued progress on profitability improvements put us well on track to achieve our three-year targets for Adjusted EBITDA and free cash flow,” said Ofer Katz, President and CFO of Fiverr. “With a strong balance sheet and free cash flow generation, we have ample cash to address outstanding convertible notes, while having sufficient liquidity to run our business, and additional capacity to return capital to our shareholders. We are fortunate to have the optionality and we will continue to execute a disciplined capital allocation strategy to drive long-term shareholder value.”

Third Quarter 2024 Financial Highlights

●	Revenue in the third quarter of 2024 was $99.6 million, compared to $92.5 million in the third quarter of 2023, an increase of 8% year over year.
●	Active buyers[1] as of September 30, 2024 was 3.8 million, compared to 4.2 million as of September 30, 2023, a decline of 9% year over year.
●	Spend per buyer[1] as of September 30, 2024 reached $296, compared to $271 as of September 30, 2023, an increase of 9% year over year.
●	Take rate[1] for the period ended September 30, 2024 was 33.9%, up from 31.3% for the period ended September 30, 2023, an increase of 260 basis points year over year.
●
GAAP gross margin in the third quarter of 2024 was 81.0%, a decrease of 270 basis points from 83.7% in the third quarter of 2023. Non-GAAP gross margin[1] in the third quarter of 2024 was 84.0%, a decrease of 120 basis points from 85.2% in the third quarter of 2023.

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GAAP net income in the third quarter of 2024 was $1.4 million, or $0.04 basic and diluted net income per share, compared to $3.0 million net income, or $0.08 basic net income per share and $0.07 diluted net income per share in the third quarter of 2023.

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Non-GAAP net income[1] in the third quarter of 2024 was $24.6 million, or $0.69 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], compared to $22.6 million non-GAAP net income, or $0.59 basic non-GAAP net income per share[1] and $0.55 diluted non-GAAP net income per share[1], in the third quarter of 2023.

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Net cash provided by operating activities in the third quarter of 2024 was $10.9 million. Net cash provided by operating activities, excluding one-time escrow payment for contingent consideration of $12.2 million, was $23.0 million in the third quarter of 2024, compared to $23.4 million in the third quarter of 2023.

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Free cash flow in the third quarter of 2024 was $10.6 million. Free cash flow, excluding one-time escrow payment for contingent consideration of $12.2 million, was $22.7 million in the third quarter of 2024, compared to $23.1 million in the third quarter of 2023.

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Adjusted EBITDA[1] in the third quarter of 2024 was $19.7 million, compared to $16.5 million in the third quarter of 2023. Adjusted EBITDA margin[1] was 19.7% in the third quarter of 2024, compared to 17.9% in the third quarter of 2023, representing a 180 basis points improvement y/y.

Financial Outlook

Our Q4’24 outlook and updated full-year 2024 guidance reflect the recent trends in our marketplace.

	Q4 2024	FY 2024
Revenue	$100.2 - $102.2 million	$388.0 - $390.0 million
y/y growth	9% - 12% y/y growth	7% - 8% y/y growth
Adjusted EBITDA(1)	$19.5 - $21.5 million	$73.0 - $75.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, October 30, 2024, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please register using the link here.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, around 3.8 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on X, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

Source: Fiverr International Ltd.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$159,245	$183,674
Marketable securities	215,649	147,806
User funds	159,326	151,602
Bank deposits	124,835	85,893
Restricted deposit	1,315	1,284
Other receivables	36,248	24,217
Total current assets	696,618	594,476

Long-term assets:
Marketable securities	164,149	328,332
Property and equipment, net	4,394	4,735
Operating lease right of use asset	5,761	6,720
Intangible assets, net	44,175	10,722
Goodwill	110,218	77,270
Other non-current assets	9,495	1,349
Total long-term assets	338,192	429,128

TOTAL ASSETS	$1,034,810	$1,023,604

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$2,851	$5,494
User accounts	148,288	142,203
Deferred revenue	19,606	11,047
Other account payables and accrued expenses	59,591	44,110
Operating lease liabilities	2,570	2,571
Total current liabilities	232,906	205,425

Long-term liabilities:
Convertible notes	457,220	455,305
Operating lease liabilities	3,337	4,482
Other non-current liabilities	16,861	2,618
Total long-term liabilities	477,418	462,405

TOTAL LIABILITIES	$710,324	$667,830

Shareholders' equity:
Share capital and additional paid-in capital	701,490	640,846
Accumulated deficit	(379,031)	(284,358)
Accumulated other comprehensive income (loss)	2,027	(714)
Total shareholders' equity	324,486	355,774

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,034,810	$1,023,604

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Revenue	$99,628	$92,532	$287,815	$269,873
Cost of revenue	18,893	15,075	50,365	46,373
Gross profit	80,735	77,457	237,450	223,500

Operating expenses:
Research and development	22,424	23,490	67,912	68,666
Sales and marketing	42,970	40,521	126,446	121,441
General and administrative	18,817	15,791	53,032	46,894
Total operating expenses	84,211	79,802	247,390	237,001
Operating loss	(3,476)	(2,345)	(9,940)	(13,501)
Financial income, net	6,881	5,678	22,044	13,249
Income (loss) before income taxes	3,405	3,333	12,104	(252)
Income taxes	(2,052)	(308)	(6,696)	(768)
Net income (loss) attributable to ordinary shareholders	$1,353	$3,025	$5,408	$(1,020)
Basic net income (loss) per share attributable to ordinary shareholders	$0.04	$0.08	$0.14	$(0.03)
Basic weighted average ordinary shares	35,435,532	38,164,996	37,426,914	37,668,006
Diluted net income (loss) per share attributable to ordinary shareholders	$0.04	$0.07	$0.14	$(0.03)
Diluted weighted average ordinary shares	36,205,992	41,389,621	38,188,945	37,668,006

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Operating Activities
Net income (loss)	1,353	3,025	5,408	(1,020)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,392	1,321	6,148	4,700
Exchange rate fluctuations and other items, net	(106)	291	60	285
Amortization of premium and accretion of discount of marketable securities, net	(858)	(123)	(3,106)	1,111
Amortization of discount and issuance costs of convertible notes	640	635	1,915	1,904
Shared-based compensation	18,464	17,557	55,922	51,906
Changes in assets and liabilities:
User funds	(3,032)	(3,506)	(7,724)	(17,462)
Operating lease ROU assets and liabilities	82	(151)	(193)	(563)
Other receivables	(893)	(3,509)	(6,066)	(6,256)
Trade payables	(2,482)	1,060	(3,062)	(5,294)
Deferred revenue	673	852	1,791	1,683
User accounts	2,794	2,956	6,085	16,311
Account payable, accrued expenses and other	2,735	2,781	6,869	7,480
Revaluation of Earn-out	143	-	143	-
Escrow payment for contingent consideration	(12,168)	-	(12,168)	-
Non-current liabilities	130	210	1,012	852
Net cash provided by operating activities	10,867	23,399	53,034	55,637

Investing Activities
Investment in marketable securities	-	(81,753)	(30,734)	(262,761)
Proceeds from maturities of marketable securities	25,258	69,485	133,855	232,406
Investment in short-term bank deposits	(10,112)	(43,138)	(46,350)	-
Proceeds from short-term bank deposits	1,862	-	8,213	15,613
Acquisition of business, net of cash acquired	(30,192)	-	(39,355)	-
Purchase of property and equipment	(290)	(223)	(977)	(918)
Capitalization of internal-use software and other	-	(44)	(20)	(57)
Other non-current assets	(300)	-	(300)	-
Net cash provided by (used in) investing activities	(13,774)	(55,673)	24,332	(15,717)

Financing Activities
Repurchases of common stock	(22,980)	-	(100,081)	-
Proceeds from exercise of share options	530	218	2,360	2,401
Tax withholding in connection with employees' options exercises and vested RSUs	(240)	(20)	(20)	(76)
Repayment of debt to previous shareholder of the acquired business	(3,992)	-	(3,992)	-
Net cash provided by (used in) financing activities	(26,682)	198	(101,733)	2,325

Effect of exchange rate fluctuations on cash and cash equivalents	105	(286)	(62)	(249)

Increase (decrease) in cash, cash equivalents and restricted cash	(29,484)	(32,362)	(24,429)	41,996
Cash, cash equivalents and restricted cash at the beginning of period	188,729	162,247	183,674	87,889
Cash and cash equivalents at the end of period	159,245	129,885	159,245	129,885

KEY PERFORMANCE METRICS

	Twelve Months Ended
	September 30,
	2024	2023

Annual active buyers (in thousands)	3,773	4,164
Annual spend per buyer ($)	296	271

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$77,457	$76,029	$78,076	$78,639	$80,735	$271,418	$299,529
Add:
Share-based compensation	632	633	678	499	514	2,520	2,497
Depreciation and amortization	731	709	613	791	2,415	6,065	3,253
Earn-out revaluation, acquisition related costs and other	-	-	-	-	11	-	-
Non-GAAP gross profit	$78,820	$77,371	$79,367	$79,929	$83,675	$280,003	$305,279
Non-GAAP gross margin	85.2%	84.6%	84.9%	84.4%	84.0%	83.0%	84.5%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$3,025	$4,701	$788	$3,267	$1,353	$(71,487)	$3,681
Add:
Depreciation and amortization	1,321	1,287	1,150	1,606	3,392	10,185	5,987
Share-based compensation	17,557	16,792	19,020	18,438	18,464	71,755	68,698
Impairment of intangible assets	-	-	-	-	-	27,629	-
Earn-out revaluation, acquisition related costs and other	-	(359)	9	109	1,273	(10,613)	(359)
Convertible notes amortization of discount and issuance costs	635	637	637	638	640	2,527	2,541
Taxes on income related to non-GAAP adjustments	-	-	-	(71)	(290)	-	-
Exchange rate (gain)/loss, net	98	42	128	(156)	(221)	(1,141)	(131)
Non-GAAP net income	$22,636	$23,100	$21,732	$23,831	$24,611	$28,855	$80,417
Weighted average number of ordinary shares - basic	38,164,996	38,501,155	38,756,151	38,089,060	35,435,532	36,856,140	38,066,203
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.59	$0.60	$0.56	$0.63	$0.69	$0.78	$2.11

Weighted average number of ordinary shares - diluted	41,389,621	41,440,827	41,758,840	40,909,724	38,359,853	40,662,057	41,304,907
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.55	$0.56	$0.52	$0.58	$0.64	$0.71	$1.95

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income (loss)	$3,025	$4,701	$788	$3,267	$1,353	$(71,487)	$3,681
Add:
Financial expenses (income), net	(5,678)	(6,914)	(6,661)	(8,502)	(6,881)	(3,624)	(20,163)
Income taxes	308	605	1,713	2,931	2,052	577	1,373
Depreciation and amortization	1,321	1,287	1,150	1,606	3,392	10,185	5,987
Share-based compensation	17,557	16,792	19,020	18,438	18,464	71,755	68,698
Impairment of intangible assets	-	-	-	-	-	27,629	-
Earn-out revaluation, acquisition related costs and other	-	(359)	9	109	1,273	(10,613)	(359)
Adjusted EBITDA	$16,533	$16,112	$16,019	$17,849	$19,653	$24,422	$59,217
Adjusted EBITDA margin	17.9%	17.6%	17.1%	18.9%	19.7%	7.2%	16.4%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP research and development	$23,490	$22,054	$23,633	$21,855	$22,424	$92,563	$90,720
Less:
Share-based compensation	6,227	5,836	6,836	5,897	5,273	23,828	24,310
Depreciation and amortization	196	191	201	193	190	801	799
Earn-out revaluation, acquisition related costs and other	-	-	-	-	700	-	-
Non-GAAP research and development	$17,067	$16,027	$16,596	$15,765	$16,261	$67,934	$65,611

GAAP sales and marketing	$40,521	$39,767	$42,152	$41,324	$42,970	$174,599	$161,208
Less:
Share-based compensation	3,392	3,166	3,436	3,389	3,605	17,196	13,304
Depreciation and amortization	314	309	264	553	721	2,889	1,601
Earn-out revaluation, acquisition related costs and other	-	-	-	-	67	(24)	-
Non-GAAP sales and marketing	$36,815	$36,292	$38,452	$37,382	$38,577	$154,538	$146,303

GAAP general and administrative	$15,791	$15,816	$16,451	$17,764	$18,817	$51,161	$62,710
Less:
Share-based compensation	7,306	7,157	8,070	8,653	9,072	28,211	28,587
Depreciation and amortization	80	78	72	69	66	430	334
Earn-out revaluation, acquisition related costs and other	-	(359)	9	109	495	(10,589)	(359)
Non-GAAP general and administrative	$8,405	$8,940	$8,300	$8,933	$9,184	$33,109	$34,148

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
Net cash provided by operating activities	$23,399	$27,549	$21,196	$20,971	$10,867	$30,112	$83,186
Purchase of property and equipment	(223)	(135)	(378)	(309)	(290)	(1,198)	(1,053)
Capitalization of internal-use software	(44)	(3)	(20)	-	-	(1,000)	(60)
Free cash flow	$23,132	$27,411	$20,798	$20,662	$10,577	$27,914	$82,073

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use certain metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the fourth quarter of 2024 and the fiscal year ending December 31, 2024, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our targets regarding Adjusted EBITDA, our expectation regarding certain benefits of our investments, our business plans and strategy, the growth of our business, AI services and developments, our product portfolio, our stock repurchase plan and expected shareholder value, our customer relationships and experiences, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: risks related to  political, economic and military instability in Israel, including related to the war in Israel; our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to achieve or maintain profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.